Exhibit 99.1

Foresight, GINT and KONEC Announce Collaboration Agreement to Revolutionize Autonomous Tractors in South Korea

Initially the parties will collaborate to design and commercialize autonomous tractor kits, with plans to expand their offerings into semi- and fully autonomous solutions for the automotive industry

Ness Ziona, Israel – December 2, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today the signing of a three-way multi-phase cooperation agreement with GINT Ltd. (“GINT”), a South Korean company specializing in automation technologies for agricultural machinery, construction equipment and automobiles, and KONEC Ltd. (“KONEC”), a leading South Korean Tier-One automotive supplier, to develop advanced 3D perception solutions for autonomous tractors and construction equipment.

In the short term, the parties will collaborate to design and commercialize autonomous tractor kits that integrate Foresight’s 3D perception capabilities, including visible-light and thermal infrared cameras. This integration aims to enhance operational safety, detection accuracy, and efficiency in GINT’s equipment, which often operates under challenging environmental conditions. Looking ahead, the parties will work together to expand their offerings into semi-autonomous and fully autonomous solutions for the automotive industry, including commercial vehicles and fleet management.

Foresight, GINT, and KONEC will negotiate a commercial agreement to jointly develop advanced 3D perception solutions for agricultural machinery and construction equipment. This collaboration will integrate Foresight’s technology into GINT’s autonomous control logic units, with KONEC leading the penetration into the agricultural, heavy equipment, passenger and commercial vehicle markets. The parties aim to finalize a commercial agreement by the end of the first quarter of 2025, paving the way for innovative advancements in agricultural technology.

About GINT

GINT develops technology to increase efficiency and create value for traditional transportation and production equipment, including tractors, agricultural machinery, construction equipment, and automobiles. GINT offers “Pluva Auto” - South Korea’s No. 1 selling autonomous driving tractor kit. GINT’s solutions include telematic devices, electronic control units and cloud-based fleet management systems for agriculture mobility.

About KONEC

KONEC is a leading Tier-One automotive supplier that manufactures automobile parts for eco-friendly vehicles using a high-pressure die-casting process. KONEC has established a batch production system for lightweight metal raw materials, molds, castings, processing, and assembly through cooperation among its group affiliates. Major customers include Tesla, Hyundai Motor, and Kia. In addition to the existing business scope of lightweight metal body, chassis, and body parts, KONEC is venturing into new industries in line with the electrification of mobility and software advancements.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the parties’ future obligations and objectives with respect to the collaboration agreement and their aim to finalize a commercial agreement by the end of the first quarter of 2025. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654